This document is a summary translation of the Japanese language original version. In the event of any discrepancy, errors and/or omissions, the Japanese language version shall prevail.

June 5, 2017

To Whom It May Concern:

Company Name:	Coca‐Cola Bottlers Japan Inc.
Representative:	Tamio Yoshimatsu,
Representative Director and President
(Ticker 2579, First Section of Tokyo Stock Exchange and Fukuoka Stock Exchange)
Inquiry:	Shigeki Okamoto
Executive Officer
Head of Corporate Communication
(TEL. 03‐6896‐1707)

Coca-Cola Bottlers Japan Announces Strategic Business Plan,
Earnings and Dividends Forecast of Fiscal Year Ending December 31, 2017

Coca‐Cola Bottlers Japan Inc. (“CCBJI”) resolved “Growth Roadmap for 2020 and beyond” a strategic business plan toward 2020 as well as earnings and dividends forecast for the fiscal year ending December 31, 2017 (FY2017) in its Board of Directors meeting held today, of which earnings and dividends forecast for FY2017 were not included in FY2016 earnings release of former Coca-Cola West Co., Ltd. dated February 6, 2017.

1. Growth Roadmap for 2020 and beyond
Growth Roadmap for 2020 and beyond (the roadmap) is aiming to achieve sustainable business growth and to capture integration synergies. In the roadmap initiatives, CCBJI will focus on profitable revenue growth, capturing of integration synergies, establishment of new operating model and holistic financial framework to create shareholder value while investing in people capability development and shared value with local communities for the long term.

Through the initiatives, CCBJI targets to achieve followings by 2020;
-	Revenue growth 1.8% YoY in CAGR
-	Value share growth ahead of volume share growth
-	Growth of small and immediate consumption package volume
-	10%+ EBITDA margin
-	6%+ ROE
-	Capturing 25B JPY of accumulated synergies

2. Earnings Forecast
(1) Earnings Forecast for FY2017 (January 1, 2017 – December 31, 2017)
	Revenue	Operating Income	Ordinary Income	Net Income Attributable to Owners of Parent	Net Income Per Share
FY2017 Earnings Forecast	Million JPY	Million JPY	Million JPY	Million JPY	JPY
	906,500	40,100	38,100	21,500	122.85
FY2016 Earnings Results (Note)	460,455	21,143	20,602	5,245	48.05
YoY (Note)	96.9%	89.7%	84.9%	309.9%
(Note) FY2016 results are former Coca-Cola West Co., Ltd and YoY calculated on former Coca-Cola West Co., Ltd. results.

(2) Overview of the Earnings Forecast
CCBJI resolved FY2017 earnings forecast considering the three years strategic business plan and current business situation. The forecast is sum of first quarter results of former Coca-Cola West and forecast of CCBJI from second quarter.

3. Dividends Forecast
Former Coca-Cola West has prioritized stable dividend payment while maintaining its basic policy to provide a return to the shareholders in a positive manner. Based on the basic policy and the earnings forecast, CCBJI plans to pay 44 yen per share as annual dividends for the fiscal year ending December 31, 2017, comprised of an interim dividend of 22 and a year-end dividend of 22 yen. The per share dividend will not fall below the level of 2016 dividend (excluding commemorative dividend) for former Coca-Cola West and Coca-Cola East Japan.
	Dividend Per Share
	End of Q1	End of Q2	End of Q3	Year-end	Annual
FY2017 Forecast	Yen Sen	Yen Sen	Yen Sen	Yen Sen	Yen Sen
	―	22.00	―	22.00	44.00
FY2016 Dividends (Note)	―	22.00	―	24.00	46.00
(Note) FY2016 dividends are results of former Coca-Cola West Co., Ltd. and include commemorative dividends (Annual JPY 2, comprised of JPY1 for end of Q2 and JPY 1 for year-end).

CCBJI will host a kick-off presentation to explain its mission, vision and values, strategy and business plan as well as the three years strategic business plan and FY2017 earnings and dividend forecast on 13:30, Tuesday, June 6, 2017 (JST). Presentation material as well as a live webcast and replay will be available on the CCBJI investor relations website (https://en.ccbji.co.jp/ir/).

The target of the roadmap as well as earnings forecast were created based on information currently available to CCBJI, and actual results may differ from these estimates due to various factors occurring in the future.

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